UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to_____________

Commission file number    001-14905

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BENJAMIN MOORE & CO.

DEFERRED SAVINGS AND INVESTMENT PLAN

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street

Omaha, Nebraska 68131

BENJAMIN MOORE & CO.

DEFERRED SAVINGS AND INVESTMENT PLAN

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or the information required therein has been included in the financial statements or notes hereto.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee

Benjamin Moore & Co. Deferred Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Benjamin Moore & Co. Deferred Savings and Investment Plan (the "Plan") as of December 31, 2025, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

The financial statements of Benjamin Moore & Co. Deferred Savings and Investment Plan as of December 31, 2024, and for the year ended December 31, 2024, were audited by Freed Maxick, P.C. On August 1, 2025, Freed Maxick, P.C. joined with WithumSmith+Brown, P.C. Freed Maxick P.C. expressed an unqualified opinion on those financials statements dated June 24, 2025.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WithumSmith+Brown, PC

We have served as the Plan’s auditor since 2022.

Buffalo, New York
June 11, 2026

PCAOB ID Number 100

Report of Independent Registered Public Accounting Firm

To the Administrative Committee, Plan Administrator, and Plan Participants of

Benjamin Moore & Co. Deferred Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Benjamin Moore & Co. Deferred Savings and Investment Plan (the Plan) as of December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Freed Maxick P.C.

We have served as the Plan’s auditor since 2022.

Buffalo, New York
June 11, 2026

BENJAMIN MOORE & CO.

DEFERRED SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets:
Investments at fair value:
Mutual Funds	$235,648,053	$218,290,469
Berkshire Hathaway Stock Fund	42,798,738	43,040,571
Common Collective Trust Funds	151,919,886	134,892,830
Total Investments at Fair Value	430,366,677	396,223,870
Receivables:
Employer contributions	1,808,336	1,713,684
Participant contributions	133,659	394,333
Notes receivable from participants	6,008,222	5,130,303
Total Receivables	7,950,217	7,238,320
Liabilities:
Accrued expenses	—	150
Total Liabilities	—	150
Net Assets available for benefits	$438,316,894	$403,462,040

See accompanying notes to financial statements

BENJAMIN MOORE & CO.

DEFERRED SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2025
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Dividends and interest	$12,268,289
Net realized/unrealized appreciation in fair value of investments	42,114,123
Total Investment Income	54,382,412
Interest income on notes receivable from participants	460,067
Contributions:
Participants	17,299,933
Employer	11,450,556
Participant rollover contributions	1,195,255
Total Contributions	29,945,744
Total Additions	84,788,223
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	49,813,774
Administrative expenses	119,595
Total Deductions	49,933,369
Net increase in net assets available for benefits	34,854,854
Net assets available for benefits, beginning of year	403,462,040
Net assets available for benefits, end of year	$438,316,894

See accompanying notes to financial statements

BENJAMIN MOORE & CO.

DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2025 and 2024

NOTE A - DESCRIPTION OF PLAN

The following description of the Benjamin Moore & Co. Deferred Savings and Investment Plan (the “Plan”) provides only general information. The Participants should refer to the Plan document and subsequent amendments for a more complete description of the Plan’s provisions. The Plan is sponsored and administered by Benjamin Moore & Co. (the “Company”). The Company is a wholly-owned subsidiary of Berkshire Hathaway Inc. (the “Parent”). Charles Schwab Bank (“Schwab”) is the appointed trustee (“Trustee”) and Charles Schwab Corporation – Schwab Retirement Plan Services, Inc. is the recordkeeper of the Plan.

General:

The Plan is a safe-harbor plan and permits eligible employees of the Company to participate in the Plan on the first day of the month following the date of hire. Also, the Plan accepts “Roth” after tax contributions and elective deferrals on behalf of participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Board of Trustees is responsible for oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Board of Trustees.

Participants may contribute amounts representing distributions from other qualified plans. The Plan also permits participants to make voluntary elective transfers of their entire account balance to or from this Plan to or from another qualified section 401(k) plan. The plan transfer must be made in connection with a participant’s change in employment status which results in the participant not being entitled to additional allocations under the prior plan.

Investments:

Participants have the option to direct the investment of participant and employer contributions into various investment options offered by the Plan.

Participant accounts:

Each participant’s account is adjusted for the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and losses, and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Contributions and eligibility:

All employees can voluntarily contribute up to 50 percent of annual compensation, as defined in the Plan document, up to the Internal Revenue Code (“IRC”) maximum allowance. The IRC maximum allowance was $23,500 and $23,000 in 2025 and 2024, respectively. Participants age 50 and older may contribute an additional $7,500 as a catch-up contribution in 2024 and 2023, resulting in a total pre-tax contribution limit of $31,000 and $30,500 for 2025 and 2024, respectively. Effective January 1, 2025, participants between the ages of 60 and 63 before the close of the applicable Plan Year, may contribute an additional $3,750 as a "super" catch-up, resulting in a total pre-tax contribution limit of $34,750 for 2025.

The Plan includes an auto enrollment feature whereby all newly eligible employees shall be automatically enrolled at a deferral rate of 6% within 45 days of their date of hire if they have not voluntarily enrolled prior to that date or affirmatively elected not to participate in the Plan. The Plan also has an escalation provision feature that will increase each year by 1% up to 50% of compensation, unless the participant affirmatively elects not to participate.

All employees can elect to voluntarily make after-tax contributions in an amount up to 50% of the employee’s compensation. The Company will not make any matching contributions on after-tax contributions, and are subjected to IRC maximum allowance amounts, mentioned above.

All employees are permitted to convert pre-tax funds within the Plan to a Roth 401(k) through an In-Plan Roth conversion.

Contributions are matched for 100 percent of the participant-directed contribution, up to 6% of eligible earnings. Matching contributions are funded each pay period. There is an annual 3% special discretionary contribution to be contributed by the Plan Sponsor for wage and hourly employees employed on the last day of the Plan year and on the retirement date for Retirees who retire within the Plan year. The special discretionary contributions are included in Employer contributions receivable and were $1,238,025 and $1,144,990 as of December 31, 2025 and 2024, respectively.

As stated above, the maximum limit on the amount of pre-tax salary deferrals a participant can contribute each year is defined within the IRC. If a participant reaches this limit early in the year, the participant will continue to receive the Company matching contributions; however, it is possible that the participant will not receive the maximum Company match for the year or receive an amount over the maximum Company match. To address these issues, the Company makes an additional “true-up” contribution to all participant accounts that did not receive the full match amount or a match correction to all participants who received an amount over the allowable maximum match.

“True-up” contributions are included in Employer contributions receivable and were $479,944 and $341,587 as of December 31, 2025 and 2024, respectively.

Payment of benefits:

After participants reach age 59-1/2, they may withdraw all or a portion of their participant-directed account balance at any time and for any reason. Prior to age 59-1/2, in-service withdrawals from the Plan are only allowed for unusual financial hardships and must be approved by the Company. While employed, a participant who has been approved by the Plan management for unusual financial hardships, may withdraw all or part of the employee and vested employer contributions, subject to certain restrictions imposed pursuant to the Plan and excise taxes imposed by IRS guidelines. A participant, who is performing service in the military (while on active duty for a period of more than thirty days) may elect an in-service withdrawal of participant deferral amounts provided that the participant does not make elective deferrals to the Plan during the six-month period beginning on the date of such distribution. Termination withdrawals are a result of disability, termination of employment, retirement or death. Once a participant’s employment ends and the participant reaches age 72, the participant must make the required minimum distributions as imposed by IRS guidelines. If a participant remains employed by the Company after reaching age 73, the participant may delay the distribution of their account until retirement.

Distributions are paid directly to an eligible retirement plan specified by the participant (or designated beneficiary) in a direct rollover or to an Individual Retirement Account. Distributions can also be paid in cash, if so elected. In addition, terminated employees with account balances in excess of $7,000 may elect to leave their account balance in the Plan and share in future investment results only.

Under the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”), Plan participants may take a distribution of up to $5,000 as a penalty-free early withdrawal from their retirement plan to help cover expenses related to the adoption or birth of a child. The distribution may be repaid at a later date if the participant so chooses.

Participants who self-certify they have been a victim of domestic abuse shall be permitted to take a withdrawal, without penalty, in an amount up to the lesser of $10,000 (adjusted for cost of living increases) or 50% of the sum of the vested balances in the participant’s account.

Notes receivable from participants:

Participants may borrow from their participant-directed account balance, with a minimum loan amount of $500, up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. No more than one loan per participant may be outstanding at any time. All loans are evidenced by a promissory note. The loans are secured by the balance in the participant’s account and interest is accrued at the defined prime rate at the beginning of the month that the loan was originated plus one percentage point. Principal plus interest on participant loans is generally repaid in five years in equal installments through payroll deductions each pay period. The maximum term for participant loans used for first-time home purchases is fifteen years. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document. When an employee terminates either voluntarily or involuntarily, and have taken a loan from their account balance, the employee must contact Schwab to ensure they pay back the loan in its entirety to avoid tax penalties.

Vesting:

Each participant is fully vested in their account at all times including matching and special discretionary contributions.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of accounting:

The financial statements and accompanying notes are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results may differ from these estimates.

Benefits paid to participants:

Distributions from the Plan are recorded in the period in which they are paid to participants in accordance with the terms of the Plan.

Investment valuation and income recognition:

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors, custodians, and insurance company. See Note C for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized/unrealized appreciation in fair value of investments includes the gains and losses on investments bought, sold and held during the year. Investment income and appreciation for each participant-directed investment fund is allocated to each participant in the same ratio that the participant’s account balance in that fund bears to the total account balances for all participants in that fund.

Notes receivable from participants:

Loans issued to participants in the form of promissory notes are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Administrative expenses:

Investment-related expenses are paid from the Plan's assets, while recordkeeping expenses are paid by the Company. Certain investment-related expenses are recorded as a reduction of net investment income in the financial statements. Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no cost to the Plan's participants.

NOTE C – FAIR VALUE MEASUREMENTS

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The established framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for the Plan’s instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used as of December 31, 2025 and 2024.

Stable Value Collective Trust Fund

A stable value fund is a form of common collective trust funds, which is composed primarily of fully benefit-responsive investment contracts and is valued at the net asset value (“NAV”) of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.

Other Common Collective Trust Funds

Common collective trust funds are comprised of shares or units in commingled funds that are not publicly traded. The underlying assets in these funds are primarily publicly traded equity securities, fixed income securities, and commodity-related securities and are valued at their NAV, as a practical expedient, that is calculated by the investment manager or sponsor of the fund and have varying liquidity, redemption period notices and other restrictions. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV.

Mutual Funds

The investments in mutual funds are valued utilizing a market approach wherein the Plan uses the quoted prices in the active market for identical assets. All of these investments are traded in active markets at their NAV per share and are primarily categorized as Level 1.

Berkshire Hathaway Stock Fund

The Plan allows investment in the common stock of the Parent. Berkshire Hathaway common stock trades on an active market. This investment option (referred to as the Berkshire Hathaway Stock Fund) also includes a cash component, thus resulting in a level 2 valuation.

A summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2025 and 2024, set forth by level within the fair value hierarchy (if applicable), is as follows:

	Investments, at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual Funds	$235,648,053	$—	$—	$235,648,053
Berkshire Hathaway Stock Fund (see Note F)	—	42,798,738	—	42,798,738
Investments measured within fair value hierarchy	235,648,053	42,798,738	—	278,446,791
Common Collective Trust Funds (A)	—	—	—	151,919,886
Investments at fair value	$235,648,053	$42,798,738	$—	$430,366,677

	Investments, at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual Funds	$218,290,469	$—	$—	$218,290,469
Berkshire Hathaway Stock Fund (see Note F)	—	43,040,571	—	43,040,571
Investments measured within fair value hierarchy	218,290,469	43,040,571	—	261,331,040
Common Collective Trust Funds (A)	—	—	—	134,892,830
Investments at fair value	$218,290,469	$43,040,571	$—	$396,223,870

(A)
Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value of investments in the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2025 and 2024, respectively.

	December 31, 2025
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Plan Level Redemption Notice Period
Schwab Indexed Retirement Funds	$131,855,432	n/a	Daily	30 days
Morley Stable Value Fund	20,064,454	n/a	Daily	12 months

	December 31, 2024
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Plan Level Redemption Notice Period
Schwab Indexed Retirement Funds	$111,634,402	n/a	Daily	30 days
Morley Stable Value Fund	23,258,428	n/a	Daily	12 months

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

NOTE D - TERMINATION OF THE PLAN

The Company expects and intends to continue the Plan indefinitely but reserves the right to amend or terminate the Plan at any future date subject to the provisions of ERISA. However, no such amendment or termination shall affect the account balance of any participant as of the date such amendment or termination takes effect, as all participants are vested at all times.

NOTE E - TAX STATUS

The IRS has determined and informed the Company by letter dated August 23, 2017 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the tax determination letter. The Company believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been provided in the Plan’s financial statements and the Company believes the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Company and Plan to evaluate tax positions taken by the Plan and recognize a related tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in progress.

NOTE F – RELATED PARTY AND PARTIES-IN-INTEREST TRANSACTIONS

For the year ended December 31, 2025, there were transactions involving the investment of Plan assets in investments funds maintained by Schwab, which qualify as party-in-interest transactions. As of December 31, 2025 and 2024, the total fair value of these investments were $131,855,432 and $111,634,402, respectively. Recordkeeping services and investment related expenses for the year ended December 31, 2025 were $119,595.

The Plan has investments in its Parent’s common stock, which is accumulated in an investment account labeled the Berkshire Hathaway Stock Fund, which qualifies as a party-in-interest transaction and also has a cash component for liquidity purposes. At December 31, 2025 and 2024 the Berkshire Hathaway Stock Fund held 80,989 and 90,370 shares, respectively, of Berkshire Hathaway Class B Common Stock. The net realized/unrealized appreciation in fair value of Parent common stock held by the Berkshire Hathaway Stock Fund was $4,553,459 for the year ended December 31, 2025.

As of December 31, 2025 and 2024, the outstanding notes receivable from Plan participants were $6,008,222 and $5,130,303, respectively. Participants are a party-in-interest to the Plan and these loans were exempt party-in-interest transactions pursuant to Section 408(b)(1) of ERISA.

NOTE G – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

BENJAMIN MOORE & CO.

DEFERRED SAVINGS AND INVESTMENT PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2025

Federal Id#: 13-5256230, Plan #: 003

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Schwab Indexed RET 2015	Common Collective Trust Fund	$535,693
*	Schwab Indexed RET 2065	Common Collective Trust Fund	1,325,817
	Vanguard Total INTL BD IDX ADM	Mutual Fund	1,942,845
*	Schwab Indexed RET 2010	Common Collective Trust Fund	2,341,698
	PIMCO High Yield Fund	Mutual Fund	2,391,173
	DFA Global Real Estate SEC	Mutual Fund	2,960,924
*	Schwab Indexed RET 2025	Common Collective Trust Fund	4,669,095
*	Schwab Indexed RET 2055	Common Collective Trust Fund	6,201,886
	Victory Small Co Opportunity I	Mutual Fund	6,796,571
*	Schwab Indexed RET 2020	Common Collective Trust Fund	6,950,299
*	Schwab Indexed RET 2045	Common Collective Trust Fund	7,576,648
	Fidelity Inflation-P ROT BD IND	Mutual Fund	8,442,991
	Gabelli US Treasury	Cash Equivalents	8,626,407
	Hood River Small Cap Growth Ret	Mutual Fund	9,578,344
*	Schwab Indexed RET 2060	Common Collective Trust Fund	10,277,414
*	Schwab Indexed RET 2035	Common Collective Trust Fund	10,756,970
	Baillie Gifford International Alpha K	Mutual Fund	11,319,076
	Fidelity US Bond Index	Mutual Fund	15,829,782
	Washington Mutual Fund R6	Mutual Fund	17,294,307
	Dodge & Cox Income X	Mutual Fund	17,438,242
	Fidelity International Inv	Mutual Fund	19,831,487
	Morley Stable Value FD Net 20	Common Collective Trust Fund	20,064,454
*	Schwab Indexed RET 2050	Common Collective Trust Fund	20,680,993
	Fidelity Extended Market Index	Mutual Fund	22,408,745
	Mainstay Large Cap Growth R1	Mutual Fund	27,275,505
*	Schwab Indexed RET 2040	Common Collective Trust Fund	29,956,067
*	Schwab Indexed RET 2030	Common Collective Trust Fund	30,582,852
*	Berkshire Hathaway Stock Fund	Unitized Stock Fund {A}	42,798,738
	Fidelity 500 Index	Mutual Fund	63,511,654

			430,366,677
*	Notes receivable from participants	Interest rates ranging from 4.25% - 9.5%	6,008,222
*	Indicates a party-in-interest		$436,374,899

{A} The Plan allows investment in the Class B common stock of the Company’s Parent, Berkshire Hathaway Inc., which also includes a cash component.

BENJAMIN MOORE & CO.

DEFERRED SAVINGS AND INVESTMENT PLAN

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Freed Maxick P.C.
23.2	Consent of WithumSmith+Brown, P.C.

BENJAMIN MOORE & CO.

DEFERRED SAVINGS AND INVESTMENT PLAN

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Benjamin Moore & Co. Deferred Savings and Investment Plan

By:	/s/ Jackie Carlstrom

Jackie Carlstrom
Senior Vice President, Human Resources

Date: June 11, 2026